                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. 5 )*

                           COPLEY PROPERTIES, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, $1.00 par value per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                               217 454 107 000
                 -------------------------------------------
                                (CUSIP Number)

                                N. Keith McKey
                300 One Jackson Place, 188 East Capitol Street
                  Jackson, Mississippi 39201; (601) 354-3555
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                July 20, 1995
        --------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                       This Document contains 5 pages.
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
    CUSIP No.  217 454 107 000                    SCHEDULE 13D                               Page   2   of   5   Pages
              ------------------                                                                  -----    -----
       1         NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                 EastGroup Properties

       2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                  (a)[ ]
                                                                                                                    (b)[ ]


       3         SEC USE ONLY




       4         SOURCE OF FUNDS*

                 WC

       5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]



       6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Maryland

         NUMBER OF                7        SOLE VOTING POWER

           SHARES                          224,800

        BENEFICIALLY              8        SHARED VOTING POWER

          OWNED BY                          -0-

            EACH                  9        SOLE DISPOSITIVE POWER

         REPORTING                         224,800

           PERSON                 10       SHARED DISPOSITIVE POWER

            WITH                            -0-

       11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 224,800

       12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                [ ]



       13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 6.27%

       14        TYPE OF REPORTING PERSON*

                 00

                                        * SEE INSTRUCTIONS BEFORE FILLING OUT

                               AMENDMENT NO. 5

                                      TO

                                 SCHEDULE 13D

                           COPLEY PROPERTIES, INC.
                           -----------------------

         The Statement on Schedule 13D (the "Statement") with respect to the shares of common stock, $1.00 par value per share ("Shares"), of Copley Properties, Inc. (the "Issuer"), filed by EastGroup Properties ("EastGroup"), with the Securities and Exchange Commission (the "SEC") on April 26, 1995, as amended by Amendment No. 1 to the Statement filed with the SEC on May 5, 1995, Amendment No. 2 to the Statement filed with the SEC on May 25, 1995, Amendment
No. 3 to the Statement filed with the   SEC on June 5, 1995 and Amendment No. 4
to the Statement filed with the SEC on June 8, 1995, is hereby amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         --------------------------------------------------

         [Item 3 is hereby amended to read in its entirety as follows:]

         As of the date hereof, EastGroup has used approximately $2,289,725 to acquire its Shares. The source of the funds was EastGroup's working capital. EastGroup's working capital includes funds obtained under a note payable to Deposit Guaranty National Bank, Jackson, Mississippi, which matures on April 30, 1996 and bears interest at rates determined by reference to the prime rate or the London Interbank Offered Rate. EastGroup's working capital also includes funds obtained under a line of credit with Deposit Guaranty National Bank, Jackson, Mississippi, which matures on April 30, 1996 and similarly bears interest at rates determined by reference to the prime rate or the London Interbank Offered Rate. As of the date of this Amendment No. 5 to the Statement, the interest rate on both of these credit facilities is 7.8164%.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         ---------------------------------

        (i) SHARE OWNERSHIP. As of the date hereof, EastGroup beneficially owns 224,800 Shares, or 6.27% of the outstanding Shares. The percentage is based upon the number of Shares indicated as outstanding in the Issuer's Form 10-Q for the quarter ended March 31, 1995 (3,584,350). No other Reporting Person beneficially owns Shares.



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   (ii) RECENT TRANSACTIONS.  During the 60 days prior to the date of the event requiring the filing of this Amendment, EastGroup purchased Shares on the following days in the indicated amounts and for the indicated prices. All of the transactions were open market purchases effected on the American Stock Exchange.

Date                    Number of Shares                Price per Share(1)
- ----                    ----------------                ---------------
June 23, 1995                   2,000                      $10.875
June 28, 1995                   7,500                       10.875
June 29, 1995                   3,600                       10.875
June 30, 1995                   5,400                       10.875
July 5, 1995                    1,000                       10.875
July 6, 1995                    1,500                       10.9583
July 12, 1995                   4,000                       11.125
July 13, 1995                     700                       11.00
July 17, 1995                   1,000                       11.00
July 19, 1995                   1,100                       11.00
July 20, 1995                  10,000                       11.5925


__________________________________

     (1)   Price per Share does not include brokerage commissions.




                               Page 4 of 5 Pages
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                                  SIGNATURE


                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:  July 21, 1995


                                        EASTGROUP PROPERTIES


                                        By:  /s/ David H. Hoster II
                                           ----------------------------------
                                                David H.  Hoster II
                                                President



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